EXHIBIT H

Allegheny Energy Supply Company, LLC (70-9***)

            Allegheny Energy Supply Company, LLC ("Allegheny Supply"), R.R. 12, P.O. Box 1000, Roseytown, Pa., 15601, a wholly owned public utility generating company subsidiary of Allegheny Energy, Inc. ("Allegheny"), and Allegheny, 10435 Downsville Pike, Hagerstown, Maryland 21740-1766, a registered holding company, has filed an application under
Section 11(b) of the Act and rule 54 under the Act.

     Allegheny Supply, PPL Global, Inc., and The Potomac Electric Power Company ("Pepco") have entered into an Asset Purchase and Sale Agreement ("Agreement") under which Allegheny Supply and PPL Global, Inc., a subsidiary of PPL
Corp., will each purchase 50% of Pepco's Interest in the Conemaugh Generating Station ("Conemaugh"). Conemaugh is a 1,711-MW coal-fired generating station is located in Indiana County, Pennsylvania. Allegheny Supply and PPL Global propose to jointly purchase Pepco's 9.72% interest. After the close of the Transaction, the Allegheny system will have a total generating capacity of approximately 10,000 MW. The Transaction will be accounted for as a purchase and be accretive to Allegheny's earnings in the first full year.
Allegheny proposes to finance the purchase through prior authorized long-term debt or, if market conditions warrant, temporary short-term debt.

     Pepco is an investor-owned utility that provides electric and other utility services to governmental, commercial, and residential customers in Washington, D.C. metropolitan area and the surrounding Maryland suburbs. Pepco serves approximately 700,000 electricity customers. Pepco, through its family of unregulated subsidiaries, offers natural gas, high-speed Internet access, local and long distance telephone, cable television and energy management services in the Mid-Atlantic region. Pepco is a member of PJM and will continue as a member.

     PPL Global is the international and development affiliate of PPL Corp. PPL Corp., through its subsidiaries and affiliates, delivers electricity and natural gas to more than 1.3 million customers in Pennsylvania; markets wholesale or retail energy in 43 states and Canada; provides energy services for businesses in the Mid-Atlantic and Northeast United States; generates electricity at power plants in Pennsylvania, Maryland and Montana; and, delivers electricity to 1.4 million customers in Britain and to more than 800,000 customers in Chile, Bolivia and El Salvador.

     Allegheny is a diversified energy company, headquartered in Hagerstown, Md. Allegheny, through Allegheny Supply, is a producer and marketer of electricity and other energy products. The Allegheny family includes West Penn Power Company, Monongahela Power Company and The Potomac Edison Power Company (collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy and natural gas to about three million people or 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. Allegheny Ventures, Inc., a non-utility subsidiary of Allegheny, actively invests in and develops energy-related and telecommunications projects

Allegheny Supply owns, operates and markets competitive retail and wholesale electric generation. Additionally, Allegheny Supply manages and operates electric generation for the regulated utilities d/b/a Allegheny Power which are not yet deregulated. For the twelve months ended
December 31, 1999, Allegheny's revenues were approximately
$2.58 billion. Allegheny Supply's revenues were approximately $141 million or 5.02% of Allegheny's annual revenues.

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